UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11‑K

  x        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

__        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      _ to____

Commission File No. 1‑985

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

(Full title of the plan)

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF FINANCIAL CONDITION

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statement of Financial Condition	4
December 31, 2003

Statement of Income and Changes in Plan Equity	5
Year ended December 31, 2003

Notes to Financial Statements	6 - 17

Supplementary Information

Form 5500, Schedule H, Part IV, Line 4i -Schedule of Assets (Held at End of Year)	18 - 19
December 31, 2003

Other schedules required by Section 2520.103-10 of the DOL's Rules and Regulations for
Reporting and Disclosure under Employee Retirement Income Security Act have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
 Ingersoll-Rand Company Employee Savings Plan

In our opinion, the accompanying statement of financial condition and the related statement of income and changes in plan equity present fairly, in all material respects, the financial condition of Ingersoll-Rand Company Employee Savings Plan (the "Plan") at December 31, 2003 and the income and changes in plan equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held at End of Year - December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 28, 2004

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

Assets
Investments held through Trust, at fair value:
Money Market Portfolio	$ 294,758,750
Mutual Fund	536,193,439
Self-Directed Brokerage Accounts	1,894,836
Ingersoll-Rand Company Limited Stock Fund	219,474,799
Participant loans receivable	15,676,274
Assets of merged plans, at fair value	6,691,031

Total investments	$1,074,689,129

Contributions receivable
Participants	170,948
Employer	108,219

279,167

Total assets and plan equity	$1,074,968,296

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY

Year ended December 31, 2003

Contributions
Participants	$ 54,782,659
Employer	38,569,196

93,351,855

Plan Interest in Ingersoll-Rand Company Savings Plan Master Trust Investment Income	176,402,913

Total additions	269,754,768

Participant withdrawals and distributions	86,056,800

Administrative expenses	97,966

Total subtractions	86,154,766

Net increase prior to transfers	183,600,002

Transfers from other plans	891,368,294

Net increase in plan equity	1,074,968,296

Plan equity, beginning of year	-

Plan equity, end of year	$1,074,968,296

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003

1.       PLAN DESCRIPTION

         The following brief description of the Ingersoll-Rand Company Employee Savings Plan (the "Plan")
         provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        History - Ingersoll-Rand Company (the "Company") established the Ingersoll-Rand Company Employee
        Savings Plan (the "Plan") effective January 1, 2003 as part of the implementation of the Retirement
        Income Program approved by the Board of Directors of the Company.  The Plan was established in order to facilitate systematic savings by eligible employees and to provide those employees with an opportunity to fund their retirement and other specified needs.

         The Plan was adopted effective January 1, 2003, reflecting a spin-off of certain account balances and the merger of all or a portion of the account balances of the following plans into the Plan:

         - Ingersoll-Rand Company Savings and Stock Investment Plan, except with respect to the account balances of employees whose employment with the Company terminated as a result of the sale of The
           Torrington Company, a subsidiary of the Company, to The Timken Company.

        - Ingersoll-Rand/Thermo King Savings and Stock Investment Plan, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

         - Kryptonite Corporation Profit Sharing Plan.

         - Blaw Knox Construction Equipment Corporation Retirement Plan for Salaried Employees.

        -  National Refrigeration Services, Inc. 401(k) Retirement Savings Plan.

        -  Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, except with respect to the account balances of employees whose eligibility to participate is the subject to collective bargaining.

         -  Hussmann International, Inc. Retirement Savings Plan for Salaried Employees.

         -  Taylor Industries, Inc. 401(k) Profit Sharing Plan.

         -  Perimeter Bobcat P.S. 401(k) Plan.

         -  WHS Refrigeration Systems, Inc. 401(k) Savings Plan.

      Effective December 31, 2003, the account balances of participants in the Ingersoll-Rand Company
      Savings and Stock Investment Plan (the "SSIP"), the Electronic Technology Corporation ("ETC") 401(k)
      Plan (the "ETC Plan") and the Integrated Access Systems, Inc. Employee Salary Reduction Plan (the
     "Integrated Access Plan") were merged into the Plan.  The custody of the assets of the ETC Plan and the
      Integrated Access Plan were transferred to the Trustee of the Plan in February 2004.

     General - For those employees that are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in the Money Market Portfolio.  The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment options within the Plan.  Payroll deductions, consequently, do not begin until such period has expired.

    Fidelity Investments ("Fidelity") is the trustee and recordkeeper of the Plan and the Plan's assets are part of the Ingersoll-Rand Company Savings Plan Master Trust ("Savings Plan Master Trust") maintained by
    Fidelity.  Certain Plan assets are not part of the Savings Plan Master Trust as described under assets of merged plans.

    The Ingersoll-Rand Company Limited Board of Directors has delegated the authority to the Chief Executive
    Officer to appoint the benefits committee (the "Committee"), which administers the Plan.  The Finance
    Committee of the Ingersoll-Rand Company Limited Board of Directors approves the Plan's investment options.  Participants direct investments among the primary investment options.

    The Company intends to continue the Plan indefinitely.  However, the Company retains the right to terminate or amend the Plan.

    Assets of Merged Plans - Certain Plan investments are assets received as a result of the mergers of the
    ETC Plan and the Integrated Access Plan into the Plan effective December 31, 2003.  These assets are owned by the Plan but were not part of the Savings Plan Master Trust as of December 31, 2003.  In
    February of 2004, these assets were transferred to the Savings Plan Master Trust and invested among its investment options.

   Contributions - Participants may contribute as basic contributions of up to 6% (in whole percentages) of their compensation through payroll deductions.  Participants contributing 6% of compensation may contribute up to an additional 44% of compensation as supplemental contributions.  Participants may use
    before or after-tax dollars for part or all of their contributions.   Contributions are subject to varying
    limitations to ensure compliance with Internal Revenue Code ("IRC") requirements.  Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.

    The Company contributes to the Plan via a matching contribution.  The Plan requires Company matching contributions of 100% of participants' basic contributions.  The Company matching contribution is contributed ½ in cash and ½ in Ingersoll-Rand Company Limited Class A common shares and is immediately eligible to be invested in any investment option under the Plan.  The Plan also has a profit sharing contribution available for certain participants working for an affiliate of the Company.  This profit sharing contribution, if any, is determined annually by the sector leadership of the affiliate.

    Participant contributions are always 100% vested.   Participants are also always fully vested in Company
    matching and profit sharing contributions.

    Investment Options - With the exception of assets of merged plans described earlier, the Plan's assets are held in the Savings Plan Master Trust, together with assets from other participating plans.

Participants may invest their contributions, in multiples of 1%, in one or more of the following investment options.

    Money Market Portfolio - A portfolio that invests in short-term investment options which seeks a high level of current income by investing in the Fidelity Institutional Money Market Fund: Money Market Portfolio -
    Class 1.  The underlying investments of the Fidelity Institutional Money Market Fund includes U.S. dollar denominated money market securities of domestic and foreign issuers, U. S. government securities, and
    repurchase agreements.   The portfolio may also enter into reverse repurchase agreements. The Money
    Market Portfolio is not an SEC registered money market mutual fund  and is administered by Fidelity
    Management Trust Company.

    Mutual Fund - Participants are able to select from the following mutual funds: PIMCO Total Return Fund
    (Administrative Class), Davis New York Venture Fund, Inc. (Class A), Fidelity Low-Priced Stock Fund,
    Fidelity Dividend Growth Fund, Fidelity Magellan Fund, Massachusetts Investors Growth Stock Fund
   (Class A), U.S. Equity Index Commingled Pool (The U.S. Equity Index Commingled Pool is not a mutual fund and is managed by Fidelity Management Trust Company), Fidelity Mid-Cap Stock Fund, Fidelity
    Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity
    Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Fidelity Freedom
    2040 Fund.  Each  fund consists of a portfolio of common stocks or other securities based on the fund's investment objective.  Prospectuses for mutual funds are available from the respective fund's management company.

    Self-Directed Brokerage Account - A Participant may establish a self-directed brokerage account under the Plan through which the Participant may make investments in individual stocks and bonds as well as the full range of mutual fund investments.  By opening up such an account, the Participant agrees that all transaction and maintenance fees shall automatically be paid from such Participant's brokerage account.

    Ingersoll-Rand Company Limited Stock Fund - A fund consisting primarily of Class A common shares of
    Ingersoll-Rand Company Limited.  Participants are permitted to invest up to 100% of their account balance into this fund.

The income derived from the above investment options is reinvested in the respective investment option.

On any business day, participants may change their allocation of future contributions and transfer prior contributions between investment options. Transfers of prior contributions must be made in whole percentages.  These options are subject to certain rules and restrictions.

Distributions and Withdrawals - Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit.  In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis up to the balance in the account.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation - The Plan follows the accrual method of accounting.

        Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.
         Actual results could differ from those estimates.

        Risks and Uncertainties - Investments are subject to risk conditions of the individual investment's objectives, stock market performance, interest rates, economic conditions and world affairs.  Due to the level of risk associated with the Plan's investments, it is reasonably possible that changes in the values of the Plan's investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

        Valuation of Investments - With the exception of assets of merged plans described earlier, Plan assets are part of the Savings Plan Master Trust, which provides unified investment management.  Fidelity invests
        Plan assets in various trust investment options at the direction of Plan participants and as required by the
        Plan.

        Separate participant accounts are maintained by investment option.  These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

        The financial statements report investments in the Mutual Funds, the Ingersoll-Rand Company Limited
        Stock Fund, and the investments comprising the assets of merged plans category at current value based on published market quotations.  Fidelity's Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which it participates.  Investments in the Self-Directed Brokerage Accounts are at current value based on published market quotations of the individual investments comprising the brokerage accounts.

        The Participant Loan Fund represents the net outstanding receivable balance due to the Plan from those participants with outstanding loan balances.

       Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date.  Realized gains or losses are the difference between the proceeds received and the security's unit cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

        The statement of income and changes in plan equity includes unrealized appreciation  or depreciation in accordance with the policy of stating investments at current value.  Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

        Accounting Policies on Transfers - Assets acquired through plan merger are recorded at the value on the effective date.

        Contributions - Participant and Company matching contributions are contributed to the Plan on a weekly or monthly basis, as outlined in the Plan document.  Profit sharing contributions are contributed to the Plan annually.  Participant contributions  for each investment option or portfolio are based on the participants' investment decisions.

        Forfeitures - Forfeitures apply only to the accounts of participants who participated in the SSIP and who terminated prior to the effective date of the Plan.  Forfeitures of $15,914 at December 31, 2003
        were available to reduce future Company contributions.  For 2003, forfeitures of $225,924 were applied against Company contributions.

        Expenses of the Plan - Certain expenses associated with the administration of the Plan and the Trust are paid for by the Company.  Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.  Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.

        Benefit Obligations - Distributions to terminated employees are recorded in the Plan's financial statements when paid.  There were no approved and unpaid amounts at December 31, 2003.

   3.   MONEY MARKET PORTFOLIO

        Investments in the Money Market Portfolio as held by Fidelity at December 31, 2003 consist solely of the
        Fidelity Institutional Money Market Portfolio:

Savings Plan Master Trust Money Market Portfolio	$351,468,186
Less other plans	56,709,436

Plan investment in Money Market Portfolio	$294,758,750

Net realized and unrealized appreciation of investments for the year ended December 31, 2003 were as follows:

Savings Plan Master Trust Money Market Portfolio	$3,927,624
Less other plans	1,172,473

Net plan appreciation	$2,755,151

   4.   MUTUAL FUND

        Investments in the Mutual Fund at December 31, 2003, as maintained by Fidelity were as follows:

PIMCO Total Return Fund - Administrative Class	$ 38,762,720
Massachusetts Investors Growth Stock Fund - Class A	3,070,746
Davis NY Venture Fund - Class A	7,467,739
*Fidelity Magellan Fund	95,782,636
*Fidelity Low-Priced Stock Fund	74,759,837
*Fidelity Diversified International Fund	24,348,432
*Fidelity Dividend Growth Fund	92,160,874
*Fidelity Mid-Cap Stock Fund	73,561,292
*Fidelity Freedom Income Fund	2,786,216
*Fidelity Freedom 2000 Fund	5,035,681
*Fidelity Freedom 2010 Fund	19,556,085
*Fidelity Freedom 2020 Fund	6,696,590
*Fidelity Freedom 2030 Fund	24,251,312
*Fidelity Freedom 2040 Fund	30,232,705
*U.S. Equity Index Commingled Pool	94,149,690
*Fidelity Retirement Money Market Fund	5,059,864
*Spartan U.S. Equity Index Fund	677,046

Total Savings Plan Master Trust Mutual Funds	598,359,465

Less other plans	62,166,026

Plan investment in Mutual Funds	$536,193,439

* Permitted party-in-interest (See footnote 12)

The total investments at cost of the mutual funds within the Savings Plan Master Trust was $501,004,741 at December 31, 2003.

Net realized and unrealized appreciation of investments for the year ended December 31, 2003 are as follows:

Mutual Fund:
PIMCO Total Return Fund - Administrative Class	$ 2,158
Massachusetts Investors Growth Stock Fund - Class A	433,297
Davis NY Venture Fund, Inc. - Class A	1,204,367
*Fidelity Magellan Fund	18,439,146
*Fidelity Low-Priced Stock Fund	18,339,807
*Fidelity Diversified International Fund	6,150,759
*Fidelity Dividend Growth Fund	16,381,741
*Fidelity Mid-Cap Stock Fund	17,269,061
*Fidelity Freedom Income Fund	74,787
*Fidelity Freedom 2000 Fund	291,271
*Fidelity Freedom 2010 Fund	1,745,997
*Fidelity Freedom 2020 Fund	876,330
*Fidelity Freedom 2030 Fund	4,262,572
*Fidelity Freedom 2040 Fund	5,650,837
*U.S. Equity Index Commingled Pool	20,622,912
*Spartan U.S. Equity Index Fund	128,586

Total Savings Plan Master Trust Mutual Fund
Appreciation	111,873,628
Less other plans appreciation	25,172,466

Net Plan appreciation	$86,701,162

* Permitted party-in-interest (See footnote 12)

5.         SELF-DIRECTED BROKERAGE ACCOUNTS

            Investments in the Self-Directed Brokerage Accounts at December 31, 2003, as maintained by Fidelity were as follows:

Fidelity Cash Reserves	$ 493,446
Common Stock	817,894
Fidelity Fund	575,110
Non-Employer Corporate Debt/Other	10,033

Total Savings Plan Master Trust Self-Directed Brokerage Accounts	1,896,483
Less other plans	1,647

Plan investment in Self-Directed Brokerage Accounts	$ 1,894,836

6.      INGERSOLL-RAND COMPANY LIMITED STOCK FUND

        Investments in the Ingersoll-Rand Company Limited Stock Fund of the Savings Plan Master Trust at
        December 31, 2003 were as follows:

Total Savings Plan Matster Trust Ingersoll-Rand
Company Limited Class A Common Shares	$ 329,342,773
Money Market Portfolio	13,293,464

Total Savings Plan Master Trust Ingersoll-Rand
Company Limited Stock Fund	342,636,237

Less other plans	123,161,438

Plan investment in Ingersoll-Rand Company
Limited Stock Fund	$ 219,474,799

The Ingersoll-Rand Company Limited Stock Fund investment in Class A common shares of Ingersoll-Rand Company Limited at December 31, 2003 included 4,868,568 shares and the total cost of these shares was $192,216,217.

Net realized and unrealized appreciation of investments for the year ended December 31, 2003 were as follows:

Total Savings Plan Matster Trust Ingersoll-Rand
Company Limited Stock Fund	$ 141,209,242

Less other plans	62,958,747

Net Plan appreciation	$ 78,250,495

7.      ASSETS OF MERGED PLANS

        Investments in the assets of merged plans category are comprised of the investments of the ETC Plan and the Integrated Access Plan which were merged into the Plan effective December 31, 2003.  The investments comprising these merged plans at December 31, 2003 are as follows:

ETC Plan:
Principal Guaranteed Interest Account	$123,989
Principal Money Market Separate Account	181,816
Principal Governments Securities Separate Account	372,435
Principal Large Cap Stock Index Separate Account	384,961
Principal Large Company Value Separate Account	70,021
Principal Stock Emphasis Balanced Separate Account	83,993
Principal Large Company Growth Separate Account	165,389
Principal Medium Company Blend Separate Account	301,277
Principal Small Company Blend Separate Account	333,044
Principal International Stock Separate Account	274,887
Principal Financial Group Inc. Stock Separate Account	76,050
Vanguard Growth & Income Fund	175,927
Vanguard Windsor II fund	173,906
*Fidelity Advisor Equity Growth Institutional	190,014
T. Rowe Price Science & Technology Fund	283,863
Participant Loans	53,919

Total ETC Plan Investments	$3,245,491

Integrated Access Plan:
AIM High Yield Investor Fund	$55,185
ING Classic Money Market Fund	494,068
ING Mid Cap Opportunities A Fund	314,735
Oppenheimer Main Street Income Growth Fund	450,849
MFS Capital Opportunities Fund	275,783
Janus Equity Income Fund	200,171
ING Technology A Fund	370,876
Oppenheimer Capital Appreciation Fund	221,047
Franklin Small-Mid Cap Growth A Fund	424,913
Janus Twenty Fund	331,436
Janus Adviser Worldwide Growth Fund	306,477

Total Integrated Access Plan investments	$3,445,540

Total assets of merged plans	$6,691,031

*Permitted party-in-interest (See footnote 12)

8.         INVESTMENTS

            The following investments represent 5 percent or more of the Plan's net assets at December 31, 2003:

*Fidelity Institutional Money Market Portfolio	$294,758,750
*Fidelity Dividend Growth Fund	82,618,240
*U.S. Equity Index Commingled Pool	86,460,850
*Fidelity Low-Priced Stock Fund	67,374,015
*Fidelity Mid-Cap Stock Fund	67,247,174
*Fidelity Magellan Fund	86,004,865
*Ingersoll-Rand Company Limited Stock Fund	219,474,799

*Permitted party-in-interest (See footnote 12)

9.         LOAN FUND

            The Plan allows participants to borrow from their vested account balance subject to certain limits.
             Loans are withdrawn from the participants' accounts in a sequence outlined in the Plan.

            The Committee establishes the loan interest rate and the recordkeeper adjusts as required.  The interest rate on new loans was fixed at 5% in 2003.  Interest charges begin 60 days after the initial loan date.

            Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections.

10.    DIVIDEND AND INTEREST INCOME

        Dividend and interest income for all investments for the year ended December 31, 2003 was as follows:

Total Savings Master Trust	$12,351,560

Less other plan	3,655,455

Net plan dividend and interest income from investments	$ 8,696,105

11.    TAX STATUS

        The Internal Revenue Service has determined and informed the Company by letter dated April 29, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The
        Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

12.    PARTY-IN-INTEREST

        Certain Savings Plan Master Trust investments are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Investments, the Plan's trustee and recordkeeper as of
        December 31, 2003. These transactions qualify as permitted party-in-interest transactions.

       Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock
        Fund.  These transactions qualify as permitted party-in-interest transactions.

13.    TRANSFERS FROM OTHER PLANS

        During 2003, as described in footnote 1, several plans transferred assets or were merged into the Plan as follows:

Value of
Plan Name	Transfer

Ingersoll-Rand Company Savings and
Stock Investment Plan	$ 703,514,577
Ingersoll-Rand/Thermo King Savings and
Stock Investment Plan	59,492,494
Kryptonight Corporation Profit Sharing Plan	1,001,058
Blaw Knox Construction Equipment Corporation
Retirement Plan for Salaried Employees	1,256,342
National Refrigeration Services, Inc. 401(k)
Retirement Savings Plan	6,326,637
Hussman International Inc. Retirement Savings Plan	105,050,402
Taylor Industries, Inc. 401(k) Profit Sharing Plan	5,223,445
Perimeter Bobcat P.S. 401(k) Plan	746,883
WHS Refrigeration Systems, Inc. 401(k) Savings Plan	2,065,425
ETC 401(k) Plan	3,245,491
Integrated Access Systems, Inc., Employee Salary
Reduction Plan	3,445,540

Total transfers from other plans	$ 891,368,294

14.    SAVINGS PLAN MASTER TRUST FINANCIAL INFORMATION

        At December 31, 2003, the Plan had an 81% participation in the Savings Plan Master Trust.   The
        financial statements for the Savings Plan Master Trust are prepared on the modified cash basis of accounting, which is substantially the same as the accrual basis of accounting. The Schedule of Assets
        Held by the Plan in the Savings Plan Master Trust at December 31, 2003 is included in the accompanying supplementary schedule.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

Identity Issue	Description of Investment	Shares, Units, Principal Amount	Current Value

Mutual Funds:
PIMCO Total Return Fund - Administrative Class	Open-end Mutual Fund	3,219,403	$ 34,479,807
Davis New York Venture Fund, INC - Class A	Open-end Mutual Fund	240,697	6,623,978
*Fidelity Low-Priced Stock Fund	Open-end Mutual Fund	1,926,072	67,374,015
*Fidelity Dividend Growth Fund	Open-end Mutual Fund	3,026,309	82,618,240
*Fidelity Magellan Fund	Open-end Mutual Fund	879,935	86,004,865
Massachusetts Investors Growth Stock Fund - Class A	Open-end Mutual Fund	249,909	2,828,966
*U.S. Equity Index Commingled Pool**	Commingled Pool	2,560,286	86,460,850
*Fidelity Mid-Cap Stock Fund	Open-end Mutual Fund	3,117,625	67,247,174
*Fidelity Diversified International Fund	Open-end Mutual Fund	924,460	22,297,971
*Fidelity Freedom Income Fund	Open-end Mutual Fund	218,246	2,420,346
*Fidelity Freedom 2000 Fund	Open-end Mutual Fund	391,541	4,612,357
*Fidelity Freedom 2010 Fund	Open-end Mutual Fund	1,348,882	17,562,445
*Fidelity Freedom 2020 Fund	Open-end Mutual Fund	452,977	5,897,762
*Fidelity Freedom 2030 Fund	Open-end Mutual Fund	1,739,108	22,521,448
*Fidelity Freedom 2040 Fund	Open-end Mutual Fund	3,603,600	27,243,245
*Fidelity Brokerage Link	Participant-Directed
	Brokerage Accounts	N/A	1,894,836

*Ingersoll-Rand Company Limited Stock Fund****	Class A Common Shares	16,354,307	219,474,799
*Fidelity Money Market Portfolio***	Money Market Portfolio	28,835,327	294,758,750
Participant Loans Receivable	Due 1/01/04 - 12/31/08; -
	5% - 10%		15,676,274

TOTAL INVESTMENTS HELD BY THE PLAN
			$ 1,067,998,098

*      Permitted party-in-interest to the Plan.
**    The U.S. Equity Commingled Pool is not a mutual fund and is managed by Fidelity Management Trust Company.
***  The Money Market Portfolio is not an SEC registered money market mutual fund and is administered by Fidelity Management Trust Company.
****Company matching contributions were nonparticipant-directed through July 31, 2002.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

Identity Issue	Description of Investment	Shares, Units, Principal Amount	Current Value

Principal Guaranteed Interest Account	Insurance Company General	123,989	$ 123,989
Principal Money Market Separate Account	Pooled Separate Accounts	4,155	181,816
Principal Government Securities Separate Account	Pooled Separate Accounts	19,873	372,435
Principal Large Cap Stock Index Separate Account	Pooled Separate Accounts	9,449	384,961
Principal Large Company Value Separate Account	Pooled Separate Accounts	3,355	70,021
Principal Stock Emphasis Balanced Separate Account	Pooled Separate Accounts	3,920	83,993
Principal Large Company Growth Separate Account	Pooled Separate Accounts	9,242	165,389
Principal Medium Company Blend Separate Account	Pooled Separate Accounts	6,190	301,277
Principal Small Company Blend Separate Account	Pooled Separate Accounts	6,283	333,044
Principal International Stock Separate Account	Pooled Separate Accounts	4,243	274,887
Principal Financial Group Inc. Stock Separate Account	Pooled Separate Accounts	8,365	76,050
Vanguard Growth & Income Fund	Open-end Mutual Fund	6,297	175,927
Vanguard Windsor II Fund	Open-end Mutual Fund	6,565	173,906
*Fidelity Advisor Equity Growth Institutional	Open-end Mutual Fund	4,082	190,014
T. Rowe Price Science & Technology Fund	Open-end Mutual Fund	15,099	283,863
AIM High Yield Investor Fund	Open-end Mutual Fund	12,485	55,185
ING Classic Money Market Fund	Open-end Mutual Fund	494,068	494,068
IMG Mid Cap Opportunities A Fund	Open-end Mutual Fund	26,426	314,735
Oppenheimer Main Street Income Growth Fund	Open-end Mutual Fund	13,745	450,849
MFS Capital Opportunities Fund	Open-end Mutual Fund	23,175	275,783
Janus Equity Income Fund	Open-end Mutual Fund	11,139	200,171
ING Technology A Fund	Open-end Mutual Fund	96,835	370,876
Oppenheimer Capital Appreciation Fund	Open-end Mutual Fund	5,709	221,047
Franklin Small-Mid Cap Growth A Fund	Open-end Mutual Fund	14,061	424,913
Janus Twenty Fund	Open-end Mutual Fund	9,163	331,436
Janus Adviser Worldwide Growth Fund	Open-end Mutual Fund	11,613	306,477
Participant Loans	Due 01/01/04-12/31/08: 6% - 11.5%		53,919

TOTAL INVESTMENTS HELD BY THE PLAN
			$ 6,691,031

* Permitted party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

Dated: June 28, 2004                                                    By:     /s/ Sharon E. Elliott_____
                                                                                    Name: Sharon E. Elliott
                                                                                    Title:    Chairperson, Benefits Committee

EXHIBIT INDEX

Exhibit No.                                Description

23                                             Consent of PricewaterhouseCoopers LLP